MAINSTAY VP FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

December 26, 2019

Ms. Allison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:            Response to Comments on the Schedule 14A filing (the “Proxy”) and related supplement to the Registration Statement (the “Supplement”) for MainStay VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”)

Dear Ms. White:

This letter responds to comments provided by you via telephone on December 18, 2019 with respect to the Proxy and Supplement, each filed with the Securities and Exchange Commission on December 13, 2019. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxy and Supplement, except as defined herein.

Proxy Comments

Comment 1:       Please provide a copy of the proxy card prior to filing the DEF Schedule 14A.

Response:           We provided a copy of the proxy card to you via email on December 20, 2019.

Comment 2:       Please explain in correspondence as to why Proposal One is being done through proxy solicitation rather than relying on the Order.

Response:          After considering the Repositioning, particularly the proposed change to the Portfolio’s industry concentration policy, which requires shareholder approval, New York Life Investments and the Board believe that a proxy statement seeking shareholder approval of both Proposals will reduce the potential for shareholder confusion that may have arisen in connection with receiving a proxy statement with regard to Proposal Two and an information statement with regard to the change in subadviser.

Comment 3:       The FTSE Global Core Infrastructure 50/50 Index is not a broad-based securities market index; while this index can be used as a secondary index, the Portfolio’s registration statement should be amended accordingly if shareholders approve this proposal.

Response:          We respectfully decline to make this change. The Registrant believes this is an appropriate index.

Comment 4:       In the section entitled “Proposal One – What did the Board consider in Approving the Repositioning and the Proposed New Subadvisory Agreement? – Nature, Extent and Quality of Services to be Provided by CBRE Clarion ”, revise to further describe the method for compensating the portfolio managers and how such method factored into the Board’s consideration of the Proposed New Subadvisory Agreement.

Response:          We respectfully decline to make this change. We believe that the disclosure provides in reasonable detail the factors and the conclusions with respect to the basis for the Board’s recommendation to approve the Proposed New Subadvisory Agreement.

Comment 5:       In the section entitled “Proposal One – What did the Board consider in Approving the Repositioning and the Proposed New Subadvisory Agreement? – Investment Performance ”, revise the second paragraph to further describe what “other alternatives” to the Repositioning were considered by the Board.

Response:           We have revised the disclosure as requested.

Comment 6:       Please provide Board considerations for approving Proposal Two prior to filing the definitive proxy statement.

Response:           We provided the requested disclosure to you via email on December 20, 2019.

Comment 7:       In the section entitled “Voting Information”, revise to reflect that ownership of a fractional share entitles a shareholder to a fractional vote.

Response:           We have revised the disclosure as requested.

Supplement Comments

Comment 1:       In the section entitled “Principal Investment Strategies”, revise to describe the criteria for determining whether a company is located or doing business in an emerging market.

Response:           We will consider this comment in connection with the 485(a) filing for the Portfolio in February 2020.

Comment 2:       In the section entitled “Fees and Expenses of the Portfolio”, include a line item for Acquired Fund Fees and Expenses, if required.

Response:           We will consider this comment in connection with the 485(a) filing for the Portfolio in February 2020.

Comment 3:       The FTSE Global Core Infrastructure 50/50 Index is not a broad-based securities market index; while this index can be used as a secondary index, the Portfolio’s registration statement should be amended to reflect a broad-based securities market index.

Response:           We will consider this comment in connection with the 485(a) filing for the Portfolio in February 2020.

Comment 4:       In the section entitled “More About Investment Strategies and Risk”, revise the “Infrastructure Industry Risk” tile to include a definition of “social infrastructure companies.”

Response:           We will consider this comment in connection with the 485(a) filing for the Portfolio in February 2020.

Statement of Additional Information

Comment 5:       In the sub-section entitled “Portfolio Manager Compensation Structure” of the “Portfolio Managers” section, revise to further explain the compensation program for all eligible investment and non-investment employees.

Response:           We will consider this comment in connection with the 485(a) filing for the Portfolio in February 2020.

Please contact the undersigned at 201-685-6411 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady
Assistant Secretary